June 21, 2016

VIA E-MAIL AND EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Western Uranium Corporation
Form 10
Filed April 29, 2016
File No. 000-55626

Dear Mr. Reynolds:

We are in receipt of your letter dated May 23, 2016 with respect to the Form 10. We hereby transmit for filing an Amendment No. 1 to the Form 10 (the “Amendment”). The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 23, 2016 (the “Comment Letter”), with respect to the Form 10 filed by the Company with the Commission on April 29, 2016 (the “Form 10”).

Certain of the Staff’s comments in this Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10. The Company’s responses to these comments are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is stated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

The Company, page 1

1.	Please revise to clearly state that you are an exploration stage company as you have yet to define proven or probable reserves. See paragraph (4) of Industry Guide 7.

Pursuant to paragraph (4) of Industry Guide 7, Western Uranium Corporation has revised the disclosures on page 1 to reflect that it is in the exploration stage.

2.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Western Uranium Corporation has confirmed that it qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act. The Company has revised the disclosures on page 2, accordingly.

Our Strategy, page 2

3.	Please disclose the anticipated time frame for the commencement of uranium production, including the related costs and the material requirements or conditions that must be met before you may commence uranium production.

Western Uranium Corporation has revised the disclosures on page 3 to address the conditions for the commencement of uranium production, including related costs, material requirements and other conditions that must be met before the commencement of uranium production.

4.	We note your December 7, 2015 press release announcing that you have entered into a Uranium Concentrates Supply Agreement with a major U.S. Utility. If material, please disclose the material terms of your supply agreement and file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, Western Uranium Corporation has determined that its business is not substantially dependent upon this Uranium Concentrates Supply Agreement. We base this conclusion on the fact that there are over 400 nuclear reactors currently in operation globally, and our belief that there are over 60 additional nuclear reactors currently being constructed, to whom the Company could sell its uranium. Therefore, this supply agreement was not filed as an exhibit.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

5.	We note your disclosure here and on page 36 that you hold an exclusive license to use ablation mining technology. If material, please disclose the material terms of your exclusive license and file it as an exhibit. See Item 101(h)(vii) and Item 601(b)(10) of Regulation S-K.

Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, Western Uranium Corporation has determined that its business is not substantially dependent upon its license for Ablation Mining Technology (AMT). The AMT is not being used in the field and is not a requirement to gain profitability, and there are uncertainties about whether the anticipated benefits of the technology will be realized, as disclosed on page 9 in response to comment no. 8. As such, this supply agreement was not filed as an exhibit. Western Uranium Corporation has provided additional disclosure on page 2.

6.	We note your website disclosure that you have a tolling agreement at the Energy Fuels White Mesa mill. Please describe your tolling agreement and, if material, file it as an exhibit. See Item 601(b) (10) of Regulation S-K.

Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, Western Uranium Corporation has determined that its business is not substantially dependent upon this toll milling agreement. The toll milling agreement with Energy Fuels is a five-year agreement that allows for Western Uranium to ship a minimum of 40,000 tons of ore to be processed yearly through the White Mesa Mill.  However, the mill is currently not processing or milling ore due to low spot uranium prices, and no decision has been made whether to utilize this toll milling agreement.  As such, management believes this agreement is not material and has not filed the agreement as an exhibit.

Overview of the Uranium Industry, page 3

7.	We note your disclosure that “[m]any analysts are calling for improved uranium prices over the mid-term from a supply deficit as uranium market fundamentals for supply and demand improve.” Please update and provide the source for this statement.

Western Uranium Corporation has updated the disclosure and has provided sources on page 4 through 5 in response to the Staff’s request for sources for analysts’ statements.

The Ablation Process, page 5

8.	We note your list of benefits of the ablation process. With the goal of balanced disclosure, please also include any negative factors or uncertainties of the ablation process. In this regard, please add a risk factor that addresses the risks of the ablation process.

Western Uranium Corporation has added a description of uncertainties regarding the ablation process to the discussion on page 6 and has also added a risk factor in that regard on page 9.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

Liquidity and Capital Resources, page 16

9.	Please describe the material terms of the mortgage and credit facility that you assumed after the acquisition of Black Range and disclose whether the company is still in default, as stated on page F-16. For guidance, see Section IV.C of SEC Release No. 33-8350. Also describe the material terms of the notes payable, which you disclose on page F-19. See Item 303(a)(1) of Regulation S-K.

Pursuant to Section IV.C of SEC Release No. 33-8350, Western Uranium Corporation has amended the disclosure on page 18 through 19 to include the material terms of the mortgage and credit facilities assumed in connection with the acquisition of Black Range and to address whether the Company is still in default. Pursuant to Item 303(a)(1) of Regulation S-K, Western Uranium Corporation has amended the disclosure to disclose the material terms of the notes payable, as requested by the Staff.

Properties page 18

10.	Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. However, as a company incorporated in Canada, paragraph (b) (5) (3) allows for the disclosure of National Instrument 43-101 compliant resources. Please revise to remove resource disclosure that is not NI 43-101 compliant.

The presentation of Western Uranium Corporation's properties has been revised to clarify that, for the Sage Mine, the Farmer Girl Property and the Hansen/Taylor Ranch Property, the resources identified are historical estimates produced for the prior owners of those properties. National Instrument 43-101 permits the disclosure of historical estimates in this fashion, provided that certain additional disclosure is included (and such disclosure has been added).

Note that the historical estimate provided for the Sage Mine Property and the Farmer Girl Property is reproduced from a National Instrument 43-101-compliant technical report prepared for a previous owner of those properties, whereas the historical estimate for the Hansen/Taylor Ranch Property is reproduced from JORC-compliant reports prepared for that property's previous owner, which is now a subsidiary. For the Hansen/Taylor Ranch Property, National Instrument 43-101 permits the inclusion of the resource estimates available to the company, even if those were prepared under JORC and not under National Instrument 43-101, because those resource estimates constitute a historical estimate.

For the Dunn Project, the scientific and technical information now included is based on information provided in a National Instrument 43-101-compliant technical report that was also prepared for the property's prior owner, and that report is now identified as required.

11.	For each of your 43-101 compliant resources, please revise to include the name of the technical report, the date of the technical report, the date the technical report was filed on sedar.com, the name of the company that filed the technical report, and the name of the qualified person who prepared the technical report.

Western Uranium Corporation has revised the disclosures related to its properties for each NI 43-101 compliant resource (The Sunday Mines Complex and San Rafael), to include the name of the technical report, the date of the technical report, the date the technical report was filed on sedar.com, the name of the company that filed the technical report, and the name of the qualified person who prepared the technical report beginning on page 23 and 25. Western Uranium Corporation has also provided the same NI 43-101 technical report references for properties which have had their resource disclosed in the past – these project’s resources are historic resources (Sage Mine, Dunn and Farmer Girl). Additional disclosures and/or revisions were included on Project Geology, History, and/or Permitting Status sections for the following projects: 1) The Sunday Mine Complex, 2) San Rafael, 3) Sage, 4) Dunn, 5) Farmer Girl, 6) Hansen/Taylor, 7) Van #4.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

12.	Additionally, mineral resources must have a reasonable prospect for economic extraction. Please tell us how you determined that each of your resources has a reasonable prospect for economic extraction and revise your filing to include the cut-off grade and pricing.

Western Uranium Corporation believes that its mineral resources have a reasonable prospect for economic extraction, both with the utilization of ablation mining technology and without it.  However, the Company has not yet been able to perform a Preliminary Economic Assessment (“PEA”).  The inputs to the PEA are dependent on the extent to which ablation mining technology will be utilized.  The Company will not know whether it will be able to utilize the ablation mining technology until the Colorado Department of Public Health and Environment regulatory authorities decide on if a source material, or other license, is required. It is possible the Colorado Department of Public Health and Environment decides no license is required.   As such, the Company has not yet been able to determine the cut-off grades and pricing under an economic assessment.

13.	Please tell us if a member of your management team has visited your properties and, if not, disclose this in your filing.

All Colorado mining properties that are scheduled to go into production have been visited by all management members of the Company. Utah mining properties have been visited by the President and CEO.

14.	For each of your properties please disclose the source of power and water that will be utilized at your properties and fully describe the property infrastructure pursuant to paragraph (b) of Industry Guide 7.

Pursuant to paragraph (b) of Industry Guide 7, Western Uranium has disclosed the property infrastructure and the source of power and water that will be utilized in the section labeled, “Properties”. Each mine has been updated with its individual infrastructure information.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

15.	For each property please discuss your exploration plans as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

●	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●	If there is a phased program planned, briefly outline all phases.

●	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

●	Disclose how the exploration program will be funded.

●	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Western Uranium Corporation has added disclosure on page 22 that near term exploration is not needed because substantial underground infrastructure has already been developed.

16.	We note your disclosure on page 22 that assumes a district wide average vanadium ratio to determine your vanadium resources. Resources should be property specific and based on detailed exploration work rather than a district wide average. Please revise to remove this vanadium resource.

Western Uranium Corporation has revised the disclosure on page 25 to remove the district wide average used to determine our vanadium resource.

17.	We note your disclosure on page 37 does not include the Dunn project as part of the August 18, 2014 acquisition however this project is included on page 18 as part of the August 18, 2014 acquisition. Please advise.

Western Uranium Corporation has amended the disclosure on page 40 to include the Dunn project.

18.	We note your disclosure on page 36 that states that the ablation technology vastly improves the efficiency of the sandstone hosted uranium mining process. Fully discuss the test work that has been performed on your properties with respect to the ablation process.

Western Uranium Corporation has revised the disclosure on page 39 to fully discuss the test work that has been performed on the Company’s property with respect to the ablation process and to provide a more balanced description of the anticipated benefits of the ablation technology.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

19.	Additionally discuss permitting or other approvals required for the use of this technology on any of your properties.

Western Uranium Corporation has revised the disclosure on page 39 to discuss the permit and approval required for use of the ablation mining technology within the State of Colorado.

Summary Compensation Table, page 40

20.	Please revise the executive officer and director compensation tables to include the specific compensation paid for services rendered to the company as set forth in the consulting agreements. See Item 402(m)(1) of Regulation S-K.

Western Uranium Corporation has revised the executive officer and director compensation tables on page 43 through 44 to incorporate the specific compensation paid for services rendered to the company as set forth in the consulting agreements.

Exhibits

21.	Please file the consulting agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Pursuant to Item 601(b)(10) of Regulation S-K, Western Uranium Corporation has added as additional exhibits (i) as Exhibit 10.7 – Consulting Agreement between Cross River Advisors LLC and Western Uranium Corporation dated January 1, 2015, (ii) as Exhibit 10.8 – Consulting Agreement between Cross River Advisors LLC and Western Uranium Corporation dated October 16, 2015 (iii) as Exhibit 10.9 – Consulting Agreement between Bedford Bridge Fund LLC and Western Uranium Corporation dated January 1, 2016 and (iv) as Exhibit 10.10 – Consulting Agreement – between Rhodes Capital Corporation and Western Uranium Corporation dated January 1, 2015.

22.	Please file the agreement for the $500,000 obligation payable to George Glasier as an exhibit. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Pursuant to Item 601(b)(10)(ii)(A), Western Uranium Corporation has added as Exhibit 10.6 the Call Option Agreement, which provides for the $500,000 contingent obligation payable to George Glasier.

Report of Independent Registered Public Accounting Firm, page F-1

23.	We note the periods opined upon in the audit report appear to be inconsistent with the periods presented in the financial statements. Please advise your auditor to revise their audit report in the first and third paragraphs to reference the correct financial statement periods as of December 31, 2015 and 2014, and for the year ended December 31, 2015 and the period from March 10, 2014 (inception) through December 31, 2014.

Western Uranium Corporation has amended the Company’s filing on page F-13 to provide the appropriate audit report that is consistent with the periods presented in the financial statements.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

24.	In the last sentence in paragraph three of the audit opinion, your auditor opines upon your financial statement schedule. Please amend your filing to include such financial statement schedule. If the reference to the financial statement schedule was in error, please have your auditor to revise the opinion to remove such reference.

Western Uranium Corporation has amended the Company’s filing on page F-13 to provide the appropriate revised audit report, which does not include the reference to the financial statement schedule.

Note 5 - Reverse Takeover Transaction (“RTO”), page F- 15

25.	Your disclosure states that to effect the reverse takeover transaction between Western and Pinon Ridge Mining LLC, Western issued i) 9,900,000 common shares to the Company’s founders and (ii) 1,100,000 common shares to the shareholders that purchased shares in the November 2014 private placement. This appears to be inconsistent with the disclosure on page 3, Item 10 on page 42 and Note 1 on page F-7 which states that on November 20, 2014 you issued 11,000,000 shares to Pinon Ridge Mining and 118,820 shares in a private placement, and on December 15, 2014, 396,924 shares were issued to your shareholders on the basis of 1 post-consolidation share for each 800 pre-consolidation shares outstanding. Please provide us with a detailed discussion to clarify the number shares that were issued to effect the reverse transaction, the terms of the private placement and number of shares issued in the placement and the number of HUI shares outstanding prior to the reverse transaction.

Pinon Ridge Mining Transactions

Prior to the Reverse Takeover Transaction (“RTO”), Pinon Ridge Mining had sold a 90% membership interest to its founders for $2,100 and in August 2014 sold a 10% membership interest in a private placement for $1,499,000. In connection with the RTO in November 2014, Western Uranium (formerly HUI, the registrant) acquired all of the membership interests in Pinon Ridge Mining in exchange for 11,000,000 shares of Western Uranium.

The RTO was accounted for as a reverse acquisition, where Pinon was the accounting acquirer and Western was the accounting acquiree. According to ASC 805-40-45-1:

“Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).”

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

In the financial statements and footnotes, in order to “retroactively adjust the accounting acquirer’s [Pinon] legal capital to reflect the legal capital of the accounting acquiree [Western]”, the Company reflected the membership contributions of the founders and the private placement as “deemed” issuances of shares of the registrant, as follows:

	Membership interest %	Deemed shares of Western
Contribution by founders	90%	9,900,000
Private Placement	10%	1,100,000
TOTAL	100%	11,000,000

HUI Transactions

Separately, also prior to the RTO, on November 20, 2014 the registrant (then known as HUI) sold 95,055,946 shares of its common stock for CAD $275,662. The total common shares outstanding after this transaction was 317,528,394.

Immediately prior to the RTO, the registrant executed a 1 for 800 reverse split (referred to as the “consolidation”). The reverse split was effected as follows:

	Pre-Reverse Split	Post-Reverse Split
Shares outstanding at December 31, 2013	222,472,448	278,104
Private Placement on November 20, 2014	95,055,946	118,820
Shares outstanding prior to RTO	317,528,394	396,924

Immediately prior to the RTO, after the effect of the reverse split, 396,924 shares of the registrant were outstanding. These shares were shown as an addition to shares outstanding in connection with the reverse merger on the Company’s statement of stockholders’ equity on page F-4.

Mr. John Reynolds

Securities and Exchange Commission

June 21, 2016

26.	Your disclosure indicates that the results of operations, cash flows and the assets and liabilities of HUI have been included in your historical financial statements since November 20, 2014, the reverse takeover transaction date. Please expand your disclosure to describe HUI’s business and the relationship among HUI, Western Uranium Corporation and Pinon Ridge Mining LLC.

We advise the Staff that in the financial statements for the years ended December 31, 2015 and 2014, the Company used the term “HUI” to refer to Western Uranium Corporation (Ontario), the parent company.  Western Uranium Corporation was formerly known as Homeland Uranium, Inc. and the abbreviation that the Company had used in prior filings was “HUI”.  In all future filings, the Company no longer refers to HUI in its filings and instead consistently refers to Western Uranium Corporation.  The Staff will see that there are no references to HUI in the Company’s unaudited financial statements for the three months ended March 31, 2016 and 2015, included in this Form 10/A.

If you have any questions, please do not hesitate to contact the undersigned at (970) 864-2125 or in his absence, our SEC legal counsel Brad Wiggins at (202) 261-0660.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Michael Skutezky
Michael Skutezky
Chairman

cc:	Securities and Exchange Commission
Brad Wiggins, SecuritiesLawUSA, PC